SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 AMENDMENT NO. 2*
                                       TO
                                 SCHEDULE 14D-1


               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                            FERROFLUIDICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           FERROTEC ACQUISITION, INC.
                              FERROTEC CORPORATION
                                    (BIDDERS)
                            ------------------------

                          COMMON STOCK, $.004 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   315414 20 1

                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 AKIRA YAMAMURA
                              FERROTEC CORPORATION
                                SUMITOMO BLDG. #6
                               5-24-8 HIGASHI UENO
                         TAITO-KU, TOKYO 110-0015, JAPAN
                             TELEPHONE: 03(3845)1032

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------
                                    COPY TO:

                              ALAN H. ARONSON, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                                   28TH FLOOR
                            MIAMI, FLORIDA 33131-1714
                            TELEPHONE: (305) 374-5600


* Constituting the final amendment to Schedule 14D-1.



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         This Amendment No. 2 amends and  supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") filed on October 26, 1999, relating to the offer by Ferrotec Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Ferrotec Corporation, a Japanese corporation (the "Parent"), to purchase all outstanding shares of the common stock, par value $.004 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") of Ferrofluidics Corporation, a Massachusetts corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase for Cash dated October 26, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Purchaser expects the Company to call a special meeting of stockholders to approve the Merger. At the special meeting of stockholders, Purchaser will vote all Shares acquired by it pursuant to the Offer in favor of the Merger, which will be sufficient to approve the Merger under the Massachusetts Business Corporation Law, the Company's Articles of Organization and the Company's Bylaws, without the vote of any other stockholder.

         Pursuant to the Merger Agreement, Purchaser has designated Nozomu Yamamoto, Akira Yamamura and Richard R. Cesati, II to serve as directors of the Company. Paul F. Avery, Jr. and Howard F. Nichols have resigned from the Board of Directors of the Company. Accordingly the Company's Board of Directors will comprise of Dean Kamen, Dennis Stone, and Messrs. Yamamoto, Yamamura and Cesati. In addition, the following individuals have been elected as officers of the
Company:

Richard R. Cesati, II            Chief Executive Officer and President
Akira Yamamura                   Chairman of the Board, Chief Financial Officer,
                                 Treasurer and Clerk
Masako Yatsubashi                Assistant Clerk


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The Offer expired at 12:00 midnight, New York City time, on Tuesday, November 23, 1999. On November 23, 1999, Purchaser accepted for payment a total of 4,958,626 Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer. The 4,958,626 Shares represent approximately 89% of all Shares outstanding on November 23, 1999. A copy of the press releases issued by Purchaser, Parent, and the Company on November 24, 1999, are attached hereto as Exhibits (a)(9) and (a)(10) and are incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         A copy of the press releases issued by Purchaser, Parent and the Company on November 24, 1999 are attached hereto as Exhibits (a)(9) and (a)(10) and are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


         99(a)(9) Press release jointly issued by Purchaser, Parent and the Company on November 24, 1999.

        99(a)(10) Press release jointly issued by Purchaser, Parent and the Company on November 24, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         FERROTEC ACQUISITION, INC.

                                         By:  /s/ Richard R. Cesati, II
                                              ----------------------------------
                                              Name:   Richard R. Cesati, II
                                              Title:  President


Date: November 24, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         FERROTEC CORPORATION

                                         By: /s/ Akira Yamamura
                                             -----------------------------------
                                             Name:   Akira Yamamura
                                             Title:  President


Date: November 24, 1999

                                  EXHIBIT INDEX

       EXHIBIT NO.                 DESCRIPTION

         99(a)(9) Press release jointly issued by Purchaser, Parent and the Company on November 24, 1999.

        99(a)(10) Press release jointly issued by Purchaser, Parent and the Company on November 24, 1999.